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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-B

             REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

                    FILED PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              NEOTHERAPEUTICS, INC.
             (Exact name of registrant as specified in its charter)

         DELAWARE                                               93-0979187
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                              Identification No.)

157 TECHNOLOGY DRIVE, IRVINE, CALIFORNIA                           92618
(Address of principal executive offices)                         (Zip Code)

       Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

        Securities to be registered pursuant to Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                                (Title of class)

                         COMMON STOCK PURCHASE WARRANTS
                                (Title of class)


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ITEM 1.  GENERAL INFORMATION.

                  (a) NeoTherapeutics, Inc., a Delaware corporation, was organized under the laws of the State of Delaware on May 8, 1997. As used in this registration statement, the terms "Registrant" and "NeoTherapeutics Delaware" refer to NeoTherapeutics, Inc., a Delaware corporation, and the term "Company" refers to Registrant and its predecessor.

                  (b) The Company's fiscal year ends on December 31 of each year.

ITEM 2.  TRANSACTION OF SUCCESSION.

                  (a) The predecessor of NeoTherapeutics Delaware was a corporation organized under the laws of the State of Colorado, also named NeoTherapeutics, Inc. ("NeoTherapeutics Colorado"). The Common Stock, no par value, of NeoTherapeutics Colorado as well as Common Stock Purchase Warrants of NeoTherapeutics Colorado were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 at the time of the succession.

                  (b) Registrant was incorporated in Delaware on May 8, 1997, and became a wholly-owned subsidiary of NeoTherapeutics Colorado. On June 17, 1997, the shareholders of NeoTherapeutics Colorado approved a merger (the "Merger") of NeoTherapeutics Colorado with and into Registrant for the purpose of changing the state of incorporation of NeoTherapeutics Colorado from Colorado to Delaware. The Merger was effected pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement") between Registrant and NeoTherapeutics Colorado, and became effective on June 18, 1997. Registrant is the surviving corporation in the Merger.

                  A more complete description of the Merger is contained in the Proxy Statement dated May 8, 1997, for the Annual Meeting of Shareholders of NeoTherapeutics Colorado held on June 17, 1997. A copy of that Proxy Statement was filed with the Securities and Exchange Commission on May 12, 1997, and is incorporated by reference herein as Exhibit 2.1 to this registration statement.

                  Upon the effectiveness of the Merger each outstanding share of NeoTherapeutics Colorado Common Stock, without par value, was automatically converted into one share of NeoTherapeutics Delaware Common Stock, $.001 par value, and each NeoTherapeutics Colorado Common Stock Purchase Warrant, which entitled the holder thereof to purchase one share of NeoTherapeutics Colorado Common Stock, without par value, was automatically converted into one NeoTherapeutics Delaware Common Stock Purchase Warrant, which entitles the holder thereof to purchase one share of NeoTherapeutics Delaware Common Stock, par value $.001 per share, on the same terms and conditions as the NeoTherapeutics Colorado Common Stock Purchase Warrant. No other shares of capital stock of Registrant were issued in connection with the Merger. Therefore, there were outstanding immediately after the effective date of the Merger the same number of shares of Registrant's Common Stock and Common Stock Purchase Warrants as there were shares of Common Stock and Common Stock Purchase Warrants of NeoTherapeutics Colorado outstanding immediately prior to the effective date of the Merger.

ITEM 3.  SECURITIES TO BE REGISTERED.

                  There are presently 25,000,000 shares of Registrant's Common Stock authorized, of which 5,371,807 shares are presently issued and outstanding. No shares are held by or for the account of Registrant.

                  There are presently issued and outstanding Common Stock Purchase Warrants which entitle the holders thereof to purchase, in the aggregate, 2,700,000 shares of Registrant's Common Stock. No Common Stock Purchase Warrants are held by or for the account of Registrant.

ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  The description of the Registrant's securities is hereby incorporated by reference to the section entitled "Description of Capital Stock" in the Registration Statement on Form SB-2, Registration No. 333-05342-LA, filed by NeoTherapeutics Colorado under the Securities Act of 1933 (the "Registration Statement").



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ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS.

                  (a) Financial Statements: No financial statements are filed with this registration statement because the capital structure and balance sheet of NeoTherapeutics Delaware immediately after the succession were substantially the same as those of NeoTherapeutics Colorado.

                  (b) Exhibits:

         EXHIBIT
         NUMBER            DESCRIPTION
         ------            -----------
            1.1            Agreement and Plan of Merger of NeoTherapeutics,
                           Inc., a Delaware corporation, and NeoTherapeutics,
                           Inc., a Colorado corporation (included as Exhibit A
                           to the Proxy Statement incorporated herein by
                           reference as Exhibit 2.1).

            2.1            Definitive Proxy Statement dated May 8, 1997, for the
                           Annual Meeting of Shareholders of NeoTherapeutics,
                           Inc., a Colorado corporation, held on June 17, 1997
                           (the "Proxy Statement"), as filed with the Securities and Exchange Commission on May 12, 1997, and incorporated herein by reference.

            3.1            Certificate of Incorporation of NeoTherapeutics,
                           Inc., a Delaware corporation (included as Exhibit B to the Proxy Statement incorporated herein by reference as Exhibit 2.1).

            3.2 Bylaws of NeoTherapeutics, Inc., a Delaware corporation (included as Exhibit C to the Proxy
                           Statement incorporated herein by reference as Exhibit
                           2.1).

            4.1            Form of Registration Rights Agreement dated as of
                           July 23, 1996, entered into between the Company and certain investors named therein. Filed as Exhibit 4.1 to the Registration Statement on Form SB-2, as amended (No. 333-05342-LA) (the "Registration
                           Statement"), and incorporated herein by reference.

            4.2            Form of Registration Rights Agreement dated December
                           30, 1993, entered into between the Company and each of Alvin J. Glasky, Sanford J. Glasky, Joanne Law,
                           Luana M. Kruse, Rosalie H. Glasky and John W.
                           Baldridge. Filed as Exhibit 4.2 to the Registration
                           Statement, and incorporated herein by reference.

            4.3 Form of Representatives' Warrant Agreement dated as of September 25, 1996, entered into in connection with the public offering of the securities of NeoTherapeutics Colorado on September 26, 1996. Filed as Exhibit 4.3 to the Registration Statement, and incorporated herein by reference.

            4.4            Form of Stock Purchase Agreement dated December 30,
                           1993, including amendment effective December 30, 1995, between the Company and each of Alvin J.
                           Glasky, Sanford Glasky, Joanne Law, Luana Kruse,
                           Rosalie Glasky and John Baldridge. Filed as Exhibit
                           4.4 to the Registration Statement, and incorporated herein by reference.

            4.5 Form of Stock Purchase Agreement dated June 30, 1990, as amended on May 27, 1992, June 30, 1993 and
                           December 30, 1993, and amendment thereto effective
                           December 30, 1995, between the Company and each of Alvin J. Glasky, Sanford Glasky, Joanne Law, Luana
                           Kruse, Rosalie Glasky and John Baldridge. Filed as
                           Exhibit 4.5 to the Registration Statement, and incorporated herein by reference.

            4.6 Warrant Agreement entered into between the Company and U.S. Stock Transfer Corporation dated as of September 25, 1996. Filed as Exhibit 4.6 to the
                           Registration Statement, and incorporated herein by reference.






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
         EXHIBIT
         NUMBER            DESCRIPTION
         ------            -----------
           10.1            1991 Stock Incentive Plan. Filed as Exhibit 10.2 to
                           the Registration Statement, and incorporated herein
                           by reference.

           10.2            Employment Agreement between the Company and Alvin J.
                           Glasky, Ph.D. Filed as Exhibit 10.3 to the
                           Registration Statement, and incorporated herein by reference.

           10.3            Note dated June 21, 1996 between the Company and
                           Alvin J. Glasky and related Security Agreement dated
                           August 31, 1990. Filed as Exhibit 10.4 to the
                           Registration Statement, and incorporated herein by reference.

           10.4            Warrant to purchase Common Stock of the Company dated
                           August 31, 1990 held by Alvin J. Glasky. Filed as
                           Exhibit 10.6 to the Registration Statement, and incorporated herein by reference.

           10.5 Agreement dated as of June 6, 1991, as amended on July 26, 1996, by and between the Company and Alvin
                           J. Glasky. Filed as Exhibit 10.7 to the Registration
                           Statement, and incorporated herein by reference.

           10.6 Agreement dated as of June 30, 1991, as amended on July 26, 1996, by and between the Company and Alvin
                           J. Glasky. Filed as Exhibit 10.8 to the Registration
                           Statement, and incorporated herein by reference.

           10.7 Form of Indemnification Agreement between the Company and each of its officers and directors. Filed as
                           Exhibit 10.10 to the Registration Statement and incorporated herein by reference.

           10.8            Underwriting Agreement dated as of September 25,
                           1996, among the Company, Paulson Investment Company,
                           Inc., and First Colonial Securities Group, Inc. Filed as Exhibit 1.1 to the Registration Statement, and incorporated herein by reference.

           10.9 Letter Agreement dated March 18, 1993, including addendums dated April 1, 1993, December 31, 1993,
                           April 6, 1995 and May 3, 1996, and amendment dated
                           July 26, 1996, between the Company and North American
                           Capital Partners. Filed as Exhibit 1.2 to the
                           Registration Statement, and incorporated herein by reference.

           10.10 Industrial Lease Agreement, dated January 16, 1997, between the Company and the Irvine Company. Filed as
                           Exhibit 10.11 to the Company's Annual Report on Form
                           10-KSB for the fiscal year ended December 31, 1996
                           (Commission File No. 0-28782) (the "1996 10-KSB"), and incorporated herein by reference.

           10.11           Addendum to Note dated June 21, 1996 between the
                           Company and Alvin J. Glasky. Filed as Exhibit 10.12 to the 1996 10-KSB, and incorporated herein by reference.

           10.12 1997 Stock Incentive Plan (included as Exhibit D to the Proxy Statement incorporated herein by reference as Exhibit 2.1).

           21.1 Subsidiaries of the Company. Filed as Exhibit 21.1 to the Registration Statement, and incorporated herein by reference.





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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 18, 1997

                                   NEOTHERAPEUTICS, INC.

                                   By:            /s/ Alvin J. Glasky
                                        ----------------------------------------
                                        Alvin J. Glasky, Ph.D., President and
                                        Chief Executive Officer




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